Exhibit 21.1

Name	Jurisdiction of Incorporation/Organization
Demandware Securities Corp.	Massachusetts
Demandware Hong Kong Limited Demandware e-Commerce (Shanghai) Ltd* Demandware Australia Pty Ltd.*	Hong Kong China Australia

Demandware UK Limited	United Kingdom
Demandware GmbH	Germany
Demandware S.A.R.L	France
Mainstreet Commerce LC	Florida

*	This entity is a wholly-owned subsidiary of Demandware Hong Kong Limited